Exhibit 12.1

UMH Properties, Inc.

Computation of Ratio of Earnings to Fixed Charges and to Combined Fixed Charges and Preferred Stock Dividends

	Three Months
	Ended		Year Ended December 31,
	March 31, 2017		2016		2015		2014		2013		2012

Earnings:
Pretax income	$2,378,471		$11,839,559		$2,459,205		$4,552,803		$6,135,823		$6,711,057
Fixed charges	4,171,360		15,792,270		14,352,390		10,997,076		8,559,583		6,375,343
Interest capitalized	(113,630)		(359,906)		(277,944)		(280,354)		(247,386)		(269,891)

Earnings	$6,436,201		$27,271,923		$16,533,651		$15,269,525		$14,448,020		$12,816,509

Fixed Charges:
Interest expense	$3,882,943		$14,698,878		$13,245,429		$10,194,472		$7,849,835		$5,803,172
Interest capitalized	113,630		359,906		277,944		280,354		247,386		269,891
Amortization of debt costs	174,787		733,486		829,017		522,250		462,362		302,280

Fixed Charges	$4,171,360		$15,792,270		$14,352,390		$10,997,076		$8,559,583		$6,375,343

Ratio of Earnings to Fixed Charges	1.54	x	1.73	x	1.15	x	1.39	x	1.69	x	2.01	x

Preferred Stock Dividends	$3,789,747		$14,103,432		$8,267,198		$7,556,588		$7,556,588		$4,724,718
Combined Fixed Charges and
Preferred Stock Dividends	$7,961,107		$29,895,702		$22,619,588		$18,553,664		$16,116,171		$11,100,061

Ratio of Earnings to Combined
Fixed Charges and Preferred
Stock Dividends	0.81	x	0.91	x	0.73	x	0.82	x	0.90	x	1.15	x

Coverage deficiency	$1,524,906		$2,623,779		$6,085,937		$3,284,139		$1,668,151		N/A

Depreciation	$6,540,238		$23,214,100		$18,877,511		$15,163,420		$11,681,724		$7,357,158

Note: The ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends reflect non-cash depreciation in the amounts indicated above, which amounts were treated as expenses in calculating earnings for the relevant periods.